Mail Stop 3561

October 29, 2008

Ultrapetrol (Bahamas) Limited
Leonard J. Hoskinson - Chief Financial Officer, Secretary, Director
H&J Corporate Services Ltd.
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084

Re: Ultrapetrol (Bahamas) Limited
**   Form 20-F the year ended December 31, 2007**
**   Filed March 13, 2008**
**   File Number: 001-33068**

Dear Mr. Hoskinson:

        We have reviewed your response letter dated August 25, 2008 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

Form 20-F for the fiscal year ended December 31, 2007

Item 3-Key Information 7

A- Selected Financial Data, page 6

1. We note your response to our prior comments 1. However, your response appears to indicate that segment EBITDA is one several measures used by management in assessing segment performance and allocating resources. In this regard, paragraph 30 of SFAS 131 states that the reported measure shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the enterprises consolidated financial statements, which in most circumstances would be US GAAP. As

previously stated, you have appropriately selected segment operating profit (a measure consistent with US GAAP) as the measure reported to the chief operating decision maker in your segment disclosures in Footnote 14 to your financial statements. Please also report and use that same measure in MD&A and elsewhere throughout the filing for consistency, clarity and to comply with SFAS 131. In this regard, please note that we will accept the presentation of an otherwise "non-GAAP" segment profitability measure in the filing only when it is the sole measure of segment profit or loss reported to the CODM for purposes of allocating resources to the segment and assessing its performance. Your attention is invited to Item 18 of the FAQ regarding the use of non-GAAP financial measures dated June 13, 2003 as prepared by staff members of the division of corporation finance for guidance. Therefore, please omit the table of segment EBITDA on page 8 as previously requested. We will not object if you wish to show operating profit or loss for each segment in a manner consistent with the segment information presented in Footnote 14 of your financial statements. Please revise accordingly.

2. As previously stated, it was our understanding that the Company believed "the presentation of EBITDA is a useful measure of its liquidity and that it presents useful information to investors regarding the Company's ability to incur and service indebtedness." However, you currently state that you believe the presentation of EBITDA "provides useful information to investors to measure our performance. . ." If you are presenting EBITDA as a performance measure, you have not adequately met the burden of supporting your conclusion that such a non-GAAP financial measure is useful to investors. Your current response is not sufficiently detailed and specific to support the elimination of recurring items from a non-GAAP measure of performance. Your attention is again invited to Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for guidance. If you continue to believe that the presentation of this non-GAAP financial measure is useful and acceptable as an alternative performance measure, please discuss each individual line item within your reconciliation and provide detailed support for its elimination from your reconciliation. That is, for each line item please explain why it is useful and preferable to investors to eliminate that particular line item when measuring performance. We may have further comments upon review of your response.

3. If you are presenting EBITDA as a liquidity measure as you previously represented to us, please reconcile it to cash flows from operating activities rather than to net income. Your attention is again invited to Question 15 of the above referenced FAQ dated June 13, 2003 for guidance. In this regard, you state in your response that EBITDA is disclosed as part of a covenant requirement attributable to your 2014 Notes Indenture agreement. If true, we would normally consider this measure to constitute a non-GAAP measure of liquidity. As such we

would expect it to be reconciled to cash flows from operating activities. Please revise and advise, as appropriate. We may have further comments upon review of your response.

4. We assume that the Indenture Agreement to which you refer was filed on January 24, 2005 as Exhibit 4.3 to your Form S-4 (File No. 333- 122254). If our assumption is not correct, please tell us where the agreement may be found. Please also indicate the exact location, within the document, of the definition of EBITDA for purposes of this agreement. In addition, indicate the location of the covenant that outlines the reporting requirements with regard to the nature and location of the EBITDA disclosures in your Form 20-F and/or in other filed documents.

Item 18- Financial Statements

Notes to the Financial Statements

Note 7- Financial Instruments

Forward Freight Agreements ("FFAs"), page 24

5. We note your response to our prior comment 4. While your response indicates that the rates in your time charter contracts are tied to the C4TC Index, it is not clear in what manner your rates are tied to the C4TC index. If the C4TC index is merely a component of your time charter rate calculations, making the assumption that the hedging relationship would be highly effective at the time of inception appears incorrect. Therefore, please clarify for us whether the C4TC index is component used by management to arrive at time charter rates charged to customers or if your rates are based on the C4TC index at a point in time.

6. Please significantly expand your related disclosures in Critical Accounting Policies and elsewhere throughout the filing, as appropriate, to include a more detailed discussion of your hedging program, comparable to the information in your response.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Margery Reich, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief